September 18, 2012

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Larry Spirgel Director of Divisions of Corporate Finance

Re:	Dolphin Digital Media, Inc.: Form 10-K for Fiscal year ending December 31, 2012 filed March 30, 2012. File Number: 0-50621/

Dear Mr. Spirgel:

On behalf of Dolphin Digital Media, Inc. (the “Company”) in response to the letter of the Staff of the Securities and Exchange Commission dated September 4, 2012 we hereby advise you that we will able to respond to comments by September 28, 2012.  Should you have any further questions do not hesitate to contact the undersigned.